Mail Stop 4561

September 15, 2006

Keith Gollenberg
Chief Executive Officer and President
CBRE Realty Finance, Inc.
City Place One
185 Asylum Street 37th Floor
Hartford, CT 06103

Re: CBRE Realty Finance, Inc.
Registration Statement on Form S-11
Amendment No. 4 & 5 filed September 8, 2006 and September 12, 2006
Registration No. 333-132186

Dear Mr. Gollenberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We have relationships with certain of our underwriters, or their respective affiliates, and those underwriters or their affiliates may receive benefits in connection with this offering, page 41

1.   We note the revised disclosure on page 50, which indicates that you intend to use all of the net offering proceeds to repay the outstanding indebtedness under the Wachovia warehouse line. Please revise this risk factor to specifically discuss the conflict of interest created by your use of proceeds, considering that you will use

the offering proceeds to repay indebtedness to an affiliate of one of your managing underwriters.

Selling Stockholders, page 123

2.   Please revise to provide in footnotes the names of persons who have voting or investment control over the securities held by all non-natural entities in the table.

Taxation of the Company, page 139

3.   We note that you have previously filed the tax opinion of Clifford Chance as an exhibit to the registration statement. Please revise the disclosure in the second paragraph under this heading to reflect that you have received the opinion. The current disclosure states that you "expect" to receive the opinion.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Thomas Flinn, Staff Accountant, at 202-551-3469 or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Larry P. Medvinsky, Esq. (*via facsimile*)
        Clifford Chance US LLP